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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      Registration No. 333-45009


                         CHART HOUSE ENTERPRISES, INC.

                       Supplement dated December 30, 1999
                       to Prospectus dated July 21, 1998


     The following replaces the "Selling Stockholders" section of the
Prospectus:


                             SELLING STOCKHOLDERS

     The Selling Stockholders are the owners of 4,538,455 shares of Common Stock. From time to time, the Selling Stockholders will determine the number of the Shares which they may sell. The determination to sell will depend on a number of factors, including the price of the Common Stock from time to time. The information in the following table sets forth the information provided by each of the Selling Stockholders as of December 17, 1999, concerning the Selling Stockholder's ownership of the Shares at such date.

                                            Beneficial Ownership                                  Beneficial Ownership
                                         Prior to the Offering/(1)/                                After the Offering
                                      -------------------------------                       ---------------------------------
                                                                           Shares
                                                                            Being
Name of Selling Stockholder               Number          Percentage       Offered          Number/(2)/       Percentage/(2)/
---------------------------           -------------      ------------    ----------         -----------       ---------------
Samstock L.L.C                            1,935,000         16.4%         1,935,000                  0                      0
Samstock/ZFT, L.L.C.                        705,808          6.0%           705,808                  0                      0
Samstock/Alpha, L.L.C.                       34,622/(3)/      **             34,622/(3)/             0                      0
Melchart LLC                                202,217          1.7%           202,217                  0                      0
F. Philip Handy                             263,581/(4)/     2.2%           163,581/(4)/       100,000                    1.0%
F. Philip Handy, as trustee of the          197,879          1.7%           197,879                  0                      0
  Blaine Trust
Sheli Z. Rosenberg                           65,628           **             65,628                  0                      0
Thomas and Donna Gaffney                     11,708           **             11,708                  0                      0
Robert Saltsman                               4,137           **              4,137                  0                      0
Metropolitan Life Insurance               1,117,875          9.5%         1,117,875                  0                      0
  Company

-------------------
** Less than 1.0%
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(1)  Based on beneficial ownership as of December 17, 1999.  Does not reflect shares subject to options exercisable more than 60 days after the date of this Prospectus.

(2) Assuming each Selling Stockholder sells all of the Shares being offered by such Selling Stockholder.

(3) Samstock/Alpha, L.L.C., a Delaware limited liability company ("Alpha") has granted F. Philip Handy ("Handy") an option (the "Handy Option") to purchase from Alpha an aggregate of 163,581 Shares. Beneficial ownership of Shares as set forth in the table above with respect to Alpha assumes that Handy has exercised in full the Handy Option. To the extent that the Handy Option is not exercised, the number of Shares beneficially owned prior to the offering by Alpha and the number of Shares being offered by Alpha would increase.

(4) Assumes the full exercise by F. Philip Handy of the Handy Option. To the extent that the Handy Option is not exercised, the number of Shares beneficially owned prior to the offering by Handy and the number of Shares being offered by Handy would decrease. In addition, Mr. Handy holds an option to purchase 100,000 shares of Common Stock of the Company pursuant to a Stock Option Agreement dated May 19, 1997 between Mr. Handy and the Company, which options vested upon approval by the stockholders of the Company at the annual meeting on May 6, 1998.

     The Shares offered hereby by each of Samstock L.L.C., Samstock/ZFT, L.L.C., Melchart LLC, Thomas and Donna Gaffney and Robert Saltsman, and 103,539 of the Shares offered by F. Philip Handy, as trustee of the Blaine Trust, were acquired from EGI Chart House Investors, L.L.C. ("EGI-CHI") in September 1997. The Shares offered hereby by Alpha were acquired from its sole member, Alphabet Partners, an Illinois general partnership ("Alphabet") in December 1999, as a contribution to the capital of Alpha; Alphabet acquired such Shares from EGI-CHI in December 1999, in connection with the dissolution of EGI-CHI. The Shares offered hereby by Sheli Rosenberg, and 94,340 of the Shares offered by F. Philip Handy, as trustee of the Blaine Trust, were acquired from EGI-CHI in December 1999, in connection with the dissolution of EGI-CHI. The 163,581 Shares offered by F. Philip Handy may be acquired by Mr. Handy pursuant to the exercise of an option granted by Alpha in December 1999 to purchase Shares held by Alpha. Mr. Handy is a director of the Company. EGI-CHI acquired its Shares pursuant to a Stock Purchase and Sale Agreement dated as of March 10, 1997 among the Company, EGI-CHI and Alpha/ZFT Partnership. The sole member of Samstock L.L.C., a Delaware limited liability company, is SZ Investments, L.L.C., an Illinois limited liability company. The sole member of Samstock/ZFT, L.L.C., a Delaware limited liability company, is ZFT Partnership, an Illinois general partnership. The sole member of Alpha is Alphabet. Samstock L.L.C., Samstock/ZFT, L.L.C., Alpha and their members are affiliates of Samuel Zell. Mr. Zell is a director of the Company and the Chairman of the Board of Directors of Equity Group Investments, L.L.C., a privately owned investment firm. Sheli Rosenberg is President and Chief Executive Officer of Equity Group Investments, L.L.C. The managing member of Melchart LLC, an Illinois limited liability company, is Richard Melman.

                                       2
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     The Company and each of the Selling Stockholders or the former holders of the Shares held by such Selling Stockholders (other than Metropolitan Life Insurance Company) are or were parties to an Amended and Restated Standstill Agreement dated as of October 1, 1997 which, among other things, requires the Company to register under the Securities Act the Shares of such Selling Stockholders offered hereby. All such Shares have been registered in accordance with the exercise of a registration right under the Amended and Restated Standstill Agreement.

     The Shares offered hereby by Metropolitan Life Insurance Company ("MetLife") were acquired from First Boston Mezzanine Investment Partnership ("FBMIP"). FBMIP acquired such Shares from the Company pursuant to a Subscription Agreement dated as of November 27, 1985 between the Company and FBMIP. In connection with such Subscription Agreement, the Company, FBMIP and certain other investors entered into a Registration Rights Agreement dated as of November 27, 1985 (the "Registration Rights Agreement") which obligates the Company to register Shares held by FBMIP (or its transferees) in certain circumstances. The 1,117,875 Shares of MetLife offered hereby have been registered in accordance with the exercise by MetLife of a registration right under the Registration Rights Agreement.

                                       3